SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. ___________)*

                                  Medjet Inc.
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                               (Name of Issuer)

                        Common Stock, par value $0.001
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                        (Title of Class of Securities)

                                  58501K 10 7
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                                (CUSIP Number)








            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



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CUSIP NO. 58501K 10 7         13G      PAGE    2    OF    5      PAGES
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1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

        Eugene I. Gordon
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [   ]
                                                                     (b)  [   ]


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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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              5     SOLE VOTING POWER
  NUMBER OF
   SHARES           1,591,687
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY    6     SHARED VOTING POWER
    EACH
  REPORTING         -0-
 PERSON WITH -------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER

                    1,591,687
             -------------------------------------------------------------------
              8     SHARED DISPOSITIVE POWER

                    -0-
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,591,687 shares of Common Stock
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                 [   ]

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        43.2%
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12      TYPE OF REPORTING PERSON*

        IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 58501K 10 7         13G      PAGE    3    OF    5      PAGES
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ITEM 1(A).  NAME OF ISSUER:

            Medjet Inc., a Delaware corporation (the "Issuer").


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1090 King Georges Post Road
            Suite 301
            Edison, New Jersey 08837


ITEMS 2(A)
 AND 2(B).  NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
            NONE, RESIDENCE:

            This Schedule 13G is being filed by Eugene I. Gordon (the "Reporting Person"). The address of the Reporting Person's principal business office is the same as that set forth in Item 1(b) above.


ITEM 2(C).  CITIZENSHIP:

            United States.


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            This statement relates to shares of common stock, $0.001 par value per share (the "Common Stock) of the Issuer.


ITEM 2(E).  CUSIP NUMBER:

            58501K 10 7


ITEM 3.     NOT APPLICABLE.


ITEM 4.     OWNERSHIP:

            (a)  AMOUNT BENEFICIALLY OWNED:

            1,591,687 shares of Common Stock, as of December 31, 1996.

            (b)  PERCENT OF CLASS:

            43.2% (based on the number of shares of Common Stock reported to be outstanding in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996).

            (c)   (i)     -0-
                  (ii)    1,591,687
                  (iii)   -0-
                  (iv)    1,591,687


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
            Not Applicable.



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CUSIP NO. 58501K 10 7         13G      PAGE    4    OF    5      PAGES
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ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.


ITEM 10.    CERTIFICATION:

            Not Applicable.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997

                                           /s/ Eugene I. Gordon
                                        ---------------------------
                                               Eugene I. Gordon